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                                                                    EXHIBIT 99.5


                       UNITED STATES LIME & MINERALS, INC.
                         13800 Montfort Drive, Suite 330
                               Dallas, Texas 75240

                               [November  ], 2000


To: Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees

         This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by
United States Lime & Minerals, Inc. of an aggregate of [      ] shares of Common
Stock, par value $0.10 per share ("Common Stock") of United States Lime &
Minerals, at a subscription price of $[    ] per share of Common Stock (the
"Subscription Price"), pursuant to the exercise of non-transferable subscription rights initially distributed on [November ], 2000 ("Subscription Rights"), to all holders of record of shares of United States Lime & Minerals's Common Stock as of the close of business on [November ], 2000 (the "Record Date"). Each Subscription Right also carries the right to oversubscribe at the Subscription Price for an unlimited number of additional shares of Common Stock (subject to proration if necessary). The Subscription Rights are described in the enclosed prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

         Each beneficial owner of shares of Common Stock registered in your name
or the name of your nominee is entitled to [      ] Subscription Rights for each
share of Common Stock owned by such beneficial owner. Shareholders will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded down to the nearest full Subscription Right.

         We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

         Enclosed are copies of the following documents:

         1.  Prospectus;

         2.  Form of Letter from United States Lime & Minerals to its
             Shareholders;

         3. Instructions for Use of United States Lime & Minerals, Inc. Subscription Certificates;

         4.  Form of Notice of Guaranteed Delivery; and

         5. Return Envelope addressed to Harris Trust Company of New York as Subscription Agent.

         Your prompt action is requested. The Subscription Rights will expire at
5:00 P.M., Eastern Standard Time, on [       ], 2000 (as it may be extended, the
"Expiration Date").



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         To exercise Subscription Rights, properly completed and executed
Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the prospectus are followed.

         Additional copies of the enclosed materials may be obtained by contacting United States Lime & Minerals, Inc.'s Vice President of Finance, Company Secretary and Corporate Controller, Larry T. Ohms, at (972) 991-8400.

                                       Sincerely,



                                       Herbert G.A. Wilson
                                       President and CEO





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